

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   February 26, 2018

Via E-mail
Mr. Robert McAllister
Chief Executive Officer
Enertopia Corp.
156 Valleyview Rd.
Kelowna, BC V1X3M4

     Re: **Enertopia Corp.**
               Form 10-K for the Fiscal Year Ended August 31, 2017
               Filed November 14, 2017
               File No. 000-51866

Dear Mr. McAllister:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   /s/ John Reynolds

                                   John Reynolds
                                   Assistant Director
                                   Office of Beverages, Apparel and Mining